UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-54

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name:                             HAIRMAX  INTERNATIONAL,  INC.

Address of Principal              9900 W. Sample Road
Business Office                   Coral Springs, FL 33065

Telephone Number                 (954) 825-0299

Name and Address of Agent for     Edward A. Roth
Service and Process               HAIRMAX INTERNATIONAL, INC.
                                  9900 W. Sample Road
                                  Coral Springs, FL 33065
                                  954-825-0299

     Check  one  of  the  following:


[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: SEC File Number 000-30212, filed on April
                                       -----------------------------------------
     30,  1999.
     ---------


[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


     The  file  number  of the registration as an investment company pursuant to section  8(a)  of  the  Act,  if  any,  of  the  company:
________________________________________________________.


     The  file  number  of the registration as an investment company pursuant to section  8(a)  of  the  Act,  if  any,  of  any  subsidiary  of  the  company:
________________________________________________________.


     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Nevada; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Coral Springs and State of Florida on this 22nd day of June 2004.



                                             /s/  Edward  A.  Roth
                                             ---------------------
                                             HAIRMAX  INTERNATIONAL,  INC.
                                        By:  Edward  A.  Roth
                                        Its: Chief  Executive  Officer and
                                             President